Exhibit 99.1

Investor & Analyst Day May 2014

Chaya Cooperberg, Vice President, IR & Corporate Communications Welcome

Today’s Agenda 8:00 a.m. --- 8:30 a.m. Topic Speaker & Attendee Presenter Registration Breakfast 8:30 a.m. --- 8:45 a.m. Welcome Chaya Cooperberg 8:45 a.m. --- 9:15 a.m. Achieving Our Potential Joe Quarin 9:15 a.m. --- 9:45 a.m. Driving Operational Excellence Kevin Walbridge 9:45 a.m. --- 10:00 a.m. Break 10:00 a.m. --- 10:30 a.m. Addressing Growth Opportunities Dan Pio 10:30 a.m. --- 11:00 a.m. Creating Shareholder Value Ian Kidson 11:00 a.m. --- 11:50 a.m. Panel Q&A Discussion All Presenters, moderator --- Joe Quarin 11:50 a.m. --- 12:00 p.m. Closing Remarks Joe Quarin 12:00 p.m. Lunch 3

Forward Looking Statements This presentation includes "forward---looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend,“ "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward---looking statements. These forward---looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward---looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward---looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s (or the Company’s) results to differ materially from those described in the forward---looking statements can be found in the most recent annual information form under the heading “Risk Factors”. The Company cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward---looking statements. All subsequent written and oral forward---looking statements concerning Progressive Waste Solutions Ltd., or other macers acributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to update any forward---looking statement, whether wricen or oral, relating to the macers discussed in this communication, except as required by applicable law. This presentation discusses non---GAAP measures such as adjusted operating EBIT; adjusted EBITDA; and free cash flow. Please refer to our news release for our definitions of these non--- GAAP measures. Management uses non---GAAP measures to evaluate and monitor the ongoing performance of its operations, and other companies may calculate these non---GAAP measures differently. 4

Results of our Investor and Analyst Perception Survey More transparency and granularity needed around our strategy; Provide a roadmap to how we will achieve our potential Explain in detail where and how management will allocate capital to create shareholder value Expand access to senior management and, especially, operations management 5

“ Thank you for attending the Progressive Waste Solutions Investor and Analyst Day and we look forward to your feedback ” 6

Joe Quarin, President and CEO Achieving Our Potential

Achieving Our Potential 8

Founded in Canada in 2000 One of the largest waste services providers in North America today 4 million customers >7,500 employees >$2 billion in revenue 9

The Progressive Leadership Team Here Today

Executive Leaders



Ian Kidson
Executive Vice President and Chief Financial Officer



Dan Pio
Executive Vice President, Strategy and Business Development



Kevin Walbridge
Executive Vice President and Chief Operating Officer

Regional Vice Presidents



John Lamanna
Vice President, U.S. Northeast Region



Dean DiValerio
Vice President, U.S. Southeast Region



John Gustafson
Vice President, U.S. Southwest Region



Marc Fox
Vice President, Canada

Functional Leaders



Tom Miller
Senior Vice President, Operations



David West
Vice President, Purchasing, Fleet and Maintenance



Colin Wittke
Vice President, Sales and Marketing



Mike May
Vice President and Chief Information Officer



Ken Baylor
Vice President, Human Resources and Organizational Development



Geoff Rathbone
Vice President, Resource Recovery



Bill Herman
Vice President and Chief Accounting Officer



Steve Moody
Corporate Controller



Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications

Progressive Waste Solutions

10

An Evolving Landscape 120 non---hazardous solid waste collection operations lectrici Natural Gas Home Heating Compost Anaerobic Digester Organics, yard & landscape waste 72 transfer stations* strategically located near many collection routes Gas---to---Energy Plant 31 landfill sites* 5 gas---to---energy systems 11 *Owned and / or operated Landfill Solid Waste Recycled goods Transfer station Material recovery 47 material recovery facilities* process a variety of materials

Our Strategic Plan Achieving Our Potential Operational excellence Strategic growth opportunities Disciplined capital allocation 12

Our Strategic Plan Measuring Our Success Continued Growth Improved Profitability Higher Returns 13

Our Five-Year Potential Consolidated EBITDA(A) Margins Capital Expenditures % of Revenue Free Cash Flow(B) % of Revenue ROIC3 26---27% 29---30% >11% 9---10% 10---11%2 12---15% <6% 8---10% 1 2014 2019 1 2014 2019 1 2014 2019 1 2014 2019 (A) Please refer to the definition and explanation of (A) on slide 94. (B) Please refer to the definition and explanation of (B) on slide 97. 1. Guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors, included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014. This press release is available at www.sec.gov and www.sedar.com. 2. Free cash flow (B) excluding internal infrastructure investment. 14 3. Net Operating Profit Arer Tax / long---term debt + equity – cash.

Growth Potential 4% Organic Growth Rate Assumption + Disciplined Capital Allocation Valuing investments and acquisitions within a disciplined returns---based framework Share repurchases the next priority for capital allocation 15 Potential to Grow the Company by 50% within 5 Years

Achieving our Potential: Our Playbook The Right Team In the Right Place Committed to: Improving Margins Increasing Asset Utilization Generating More Free Cash Flow(B) 16 (B) Please refer to the definition and explanation of (B) on slide 97.

Achieving Our Potential 17

Kevin Walbridge, Executive Vice President and COO Driving Operational Excellence

A clear path to meeting our goals 19

Measuring Our Success 20

Our Plan for Operational Excellence Best in Class 1 Allocation of capital in the field 2 Standardization of best practices 3 Local execution 21

Our Plan for Operational Excellence Best in Class 1 Allocation of capital in the field Field managers accountable for capital Maximizing budgeted replacement capital Increasing asset utilizaDon 22

Our Plan for Operational Excellence Best in Class 1 Allocation of capital in the field Making our fleet becer: • Fleet Automation • Conversion to Compressed Natural Gas 23

Rear-load truck 24

Side-load truck Increased route productivity 25 Reduced direct labor costs number of trucks

Our CNG Infrastructure 400+ trucks Vancouver McKinney Haltom City Dallas Barrie St. Louis Natchitoches Bridge City, (New Orleans) Montreal Tampa (Hillsborough) Pompano Beach 11 markets ~10% of our fleet 26

Our CNG Opportunity Maximizing Compression Capacity in Existing Markets Vancouver Reduce fuelling costs Increase our returns McKinney Haltom City Dallas Barrie St. Louis Natchitoches Bridge City, (New Orleans) Montreal Tampa (Hillsborough) Pompano Beach Up to 50% of our truck purchases will be CNG ~18-20% of our total fleet within 5 years 27

CNG Fueling Station 28

CNG Truck 29

Our Plan for Operational Excellence Best in Class 1 Allocation of capital in the field 2 Standardization of best practices 30

Our Plan for Operational Excellence Best in Class 2 Standardization of best practices We will Improve: • Our Safety Culture • Our Purchasing Practices • Our Repair and Maintenance Programs 31

Our Safety Culture Automation Training Accountability 32

We will Invest to Keep Our Drivers out of Harm’s Way 33

Standardizing Our Purchasing Practices Leveraging our Size Leveraging our Expertise Prioritizing by Size of Spend 34

Improving Our Repair and Maintenance Programs Preemptive Maintenance Daily Discipline Local Accountability 35

Other Opportunities Labor Utilization Fleet Optimization 36

Our Plan for Operational Excellence Best in Class 1 Allocation of capital in the field 2 Standardization of best practices 3 Local execution 37

Our Plan for Operational Excellence Best in Class 3 Local execution Operate as One Company. Market Specific Strategies: • Focus on the Customer • Grow our Current Markets 38

Organic Growth Customer Retention Service Frequency Number of Services Price Per Service Productive Volume 39

Grow Our Current Markets Local Sales Representatives Sales Leadership Sales Training Sales Tools Ongoing Accountability 40

In Summary Improving Our Fleet Implementing Best Practices Executing Locally 41

Dan Pio, EVP, Strategy & Business Development Addressing Growth Opportunities

Our Potential for Growth 43

The solid waste management waste industry has historically been a large, low growth market US Waste Generation by Type Waste Produced (MM Metric Tonnes) 2002-2012E CAGR Canada Waste Generation by Province Waste Produced (MM Metric Tonnes) 2002-2012E CAGR 600 40 0.2% 1.0% 508.6 450 30 - -0.8% 32.3 34.0 34.2 32.9 33.9 1.2% 0.8% 2.9% 300 20 - 1.0% 0.6% 150 10 - 0.4% 0 2002 2004 2006 2008 2010 2012 0 - 2002 2004 2006 2008 2010 2012 • Construction • Municipal and Demolition Solid Waste Territories, PEl, NWFLD, • British Columbia NS, NB, Sask, Man • Alberta • Quebec • Ontario 1 44 Source: Statistics Canada, RBC economics, Waste Business Journal, US Census Bureau

Population and GDP Expansion is Expected to Continue to Drive Industry Growth US 0.9% Population Growth 2014-2018 CAGR 2.6% Real GDP Growth 2014-2018 CAGR Canada 1.4% Population Growth 2014-2018 CAGR 2.3% Real GDP Growth 2014-2018 CAGR 45 Source: US Census Bureau, Statistics Canada, Economist Intelligence Unit

Projected Total Waste Production Projected Total Waste Production, 2014-2022 600 500 400 US (MM Tonnes) 467 471 478 486 493 501 2014-2022 CAGR 0.76% Canada (MM Tonnes) 45 39 40 37 37 38 35 36 35 30 2014-2022 CAGR 1.04% 300 25 20 200 15 10 100 5 0 2013 2014 2016 2018 2020 2022 Assuming 2013 per capita waste generation remains constant 0 2013 2014 2016 2018 2020 2022 46 Source: Company Analysis, Statistics Canada, US Census Bureau, BioCycle and Waste Business Journal Market Overview

The Average Evolving Household: 25 Years Ago Waste bin 47

The Average Evolving Household: Today Waste bin Organic bin Recycling bin Other Diversion 48

Diversion has Been Growing, but at a Moderate Pace US 8 Yr (%) Change 40% 32% + 5% 20% 0% 2002 2004 2006 2008 2010 Canada 8 Yr (%) Change 40% + 3% 25% 22% 20% 0% 2002 2004 2006 2008 2010 49 Source: Statistics Canada, Waste Business Journal Organic Waste . Interest is growing . We will keep track of ‘evolving ton’ Extended Producer Responsibility in Recycling . Blue Box program in British Columbia . EPR has existed for a very long time 27%

Managing Value in the Waste Stream Partnered in 2013 19.9% interest in TerraCycle Canada . TerraCycle collects and recycles pre- and post-consumer waste streams . Partnership enhances our range of recycling options . Positions Progressive Waste Solutions as a sustainability partner for customers 50

We will be Strategic, not Thematic Investing in recycling Evaluating the opportunities in organics 51

Material Recovery Facilities



CANADA
U.S.
Nanaimo
Victoria
Kelowna
Abbotsford
Edmonton
Calgary
Lethbridge
Winnipeg
Thunder Bay
Ottawa (2)
Montreal
Bracebridge
Kingston
Barrie
Lindsay
Kitchener (2)
London
Windsor
Toronto
Oakville
Seneca Falls
Glen Cove
Holtsville
Long Island (3)
West Babylon
Washington, DC
McKinney
Haltom City
Kilgore (2)
Alvin
Baton Rouge
St. Petersburg
Sanford
Taft
Opa Locka
Deerfield
Fort Myers
Naples
Miami
Single-Stream Material Recovery Facilities
Other Material Recovery Facilities

47

MRFs

Progressive Waste Solutions

52

Single Stream Facilities 53

Diversion Diversion is an opportunity for large operators Access to volumes Access to capital 54

Our View of the Industry Today Growing: Population Per capita GDP Waste Volumes Evolving: Diversion Rates Public Policy Trends in the Waste Stream We have the experience and expertise to be a sustainability partner for our customers 55

Achieving our Potential: Strategic Review Process 56

To develop our strategy, we considered three main sources of value 1 Existing Markets Growing and optimizing our operations within our existing footprint 2 New Markets Expanding our existing lines of business into new geographies in the US and Canada 3 New Lines of Business Entering new lines or expanding existing ones not considered core previously Existing Lines of Business 57 and conducted a series of analyses to estimate the value creation opportunity in each category 1 Existing Markets 2 New Markets 3 New Lines of Business . Analyzed district performance . Surveyed district managers . Looked at costs, pricing, productivity, churn . Estimated potential with RVP input . Defined attractive market criteria . Assessed 900+ markets in US and Canada . Stratified markets by attractiveness . Identified potential new lines of business . Assessed each on structural attractiveness and our ability to generate returns 58

Optimizing Existing Markets 59

Our Existing Markets 60

Our Plan for Operational Excellence Allocation of capital in the field to reduce costs Standardization of best practices Local execution 61

Targeting New Markets 62

New Opportunities Size of the attractive acquisition opportunity is very large Need a small slice of the opportunity to reach growth targets 63

New Market Opportunity in Canada Canada represents an estimated additional ~$115M of total EBITDA potential in attractive new markets Size of Canadian Total Waste Market ($MM) $4,790 $347 Progressive Markets New Markets $792 $460 TOTAL CANADIAN MARKET Geographies with <10k Population Progressive Waste Solutions Attractive 64 Source: Company Analysis, Statistics Canada, Progressive Waste Solutions Financial Data

New Market Opportunity in the U.S. The U.S. represents an estimated additional ~$6B of EBITDA potential in attractive new markets Size of US Total Waste Market ($MM) $58,458 Progressive Markets $3,082 $1,257 New Markets $24,450 TOTAL US MARKET Geographies with <10k Population Progressive Waste Solutions A9ractive 65 Source: Company Analysis, US Census Bureau, BioCycle, Waste Business Journal, Progressive Waste Solutions Financial Data

In New Markets, We Will Grow by Acquiring Companies in Attractive Geographies over the Next Five Years Total Market Size in the US and Canada $63B Revenue EBITDA(A)(1) $600M $150M ~2.5% ~2.5% $25B $6.2B Attractive New Markets BIN Goal Within 5 Years (A) Please refer to the definition and explanation of (A) on slide 94. 1. Assumes a 25% EBITDA margin 66 Source: Company Analysis, US Census Bureau, Statistics Canada

Evaluating New Lines of Business NEW AREAS Energy from Waste Composting Environmental Services Remediation Services Oilfield Waste Services Scrap Metal Paper Shredding Medical Waste Hazardous Waste Less-than-a-load Logistics EVALUATED STRUCTURAL ATTRACTIVENESS Continue to monitor Requires consideration and evaluation of risk before capital can be deployed 67

Ian Kidson, Executive Vice President and CFO Creating Shareholder Value

Our Five-Year Potential Consolidated EBITDA(A) Margins Capital Expenditures % of Revenue Free Cash Flow(B) % of Revenue ROIC3 26-27% 29-30% >11% 9-10% 10-11%2 12-15% <6% 8-10% 1 2014 2019 1 2014 2019 1 2014 2019 1 2014 2019 (A) Please refer to the definition and explanation of (A) on slide 94. (B) Please refer to the definition and explanation of (B) on slide 97. 1. Guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors, included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014. This press release is available at www.sec.gov and www.sedar.com. 2. Free cash flow (B) excluding internal infrastructure investment. 69 3. Net Operating Profit Arer Tax / long-term debt + equity – cash.

EBITDA(A) Opportunity Our EBITDA(A) Margin Goal 26.5%* 29-30% 1 2014 2019 * Based on the mid-point of the Company’s 2014 guidance1 1. Guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors, included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014. This press release is available at www.sec.gov and www.sedar.com. 70 (A) Please refer to the definition and explanation of (A) on slide 94.

EBITDA(A) Opportunity Our EBITDA(A) Margin Goal 26.5%* 29-30% $50-60M in incremental annual EBITDA(A) within 5 years 1 2014 2019 * Based on the mid-point of the Company’s 2014 guidance1 1. Guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors, included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014. This press release is available at www.sec.gov and www.sedar.com. 71 (A) Please refer to the definition and explanation of (A) on slide 94.

Cost Reduction Opportunities Within 5 Years

1	2	3
Automation & Productivity	**CNG Conversion**	**Standardization**

• Reduced labor costs
• Higher route productivity
• Reduced number of trucks
	• ~500 trucks
	  • ~$25K fuel cost savings per truck
		• Safety:
		  • Reduce the cost of insurable risk by 0.5% of revenue annually
		• Purchasing
		  • Reduce annual variable spending budget by 2%
		• Labor utilization
		• Routing efficiencies

~$20M cost reduction opportunity	**~$12.5M** cost reduction opportunity	**~$17.5 - $27.5M** cost reduction opportunity

$50-60M in potential cost reduction opportunities

~250-300 bps of EBITDA(A) margin expansion potential

72

(A) Please refer to the definition and explanation of (A) on slide 94.

Scalable SG&A A lean cost structure is a competitive advantage 73

EBITDA(A) Margin Potential by Region – Canada TARGET: Mid 30% Range 74 (A) Please refer to the definition and explanation of (A) on slide 94.

EBITDA(A) Margin Potential by Region – US South TARGET: High 20% Range 75 (A) Please refer to the definition and explanation of (A) on slide 94.

EBITDA(A) Margin Potential by Region – US Northeast TARGET: Mid 20% Range 76 (A) Please refer to the definition and explanation of (A) on slide 94.

Our Focus: EBIT(A) Making the best cash decisions for our business Generating the most free cash flow(B) possible 77 (A) Please refer to the definition and explanation of (A) on slide 94. (B) Please refer to the definition and explanation of (B) on slide 97.

NYC Long-Term Plan Potential Opportunity NY Seneca Meadows Landfill 400 MILES 78

NYC Long-Term Plan Potential Opportunity $3.6B over 20 years 2 five-year renewal options 2,500-3,000 tons per day* * Currently receive 1,200 tons a day from NYC through existing land-based transfer stations, 79 therefore NYC Long-Term Plan contract represents an incremental 1,300 - 1,800 tons

NYC Long-Term Plan Opportunity: Our Timeline 2003 DECEMBER NY City Department of Sanitation Issues RFP for Municipal Solid Waste Collection, Transportation and Disposal of Containerized Waste Services 2004 MARCH Progressive Waste Solutions submits 1st Offer to NY Department of Sanitization Submitted Offer for either set of Marine Transfer Stations 2012 JANUARY Submitted 5th and Final Offer Marine Transfer Stations Under Construction 2013 MAY NY City Department of Sanitation held Public Hearing in a macer of proposed contract with Covanta NOVEMBER 25 NY Department of Sanitation Held Public Hearing in a Macer of Proposed Contract with Progressive Waste Solutions for the Hamilton and South West Brooklyn Marine Transfer stations 2014 JANUARY NYC issues RFP for construction of South West Brooklyn Marine Transfer Station 2014 Hamilton Transfer Station Completed If awarded the contract, Progressive Waste Solutions will spend capital to purchase railcars and equipment and build infrastructure for contract timed with the opening of the facilities Complete other Seneca Development South West Brooklyn Marine Transfer Station Completed 80

Achieving Our Potential: Allocating Capital Maintaining our assets Buying the right equipment 8.5-9% targeted Replacement CAPEX as a percentage of revenue 10% of revenues targeted Total CAPEX – replacement and growth – as a percentage of revenue 81

COMPANY REGION AREA DISTRICT Weights Weights Weights Weights 15% 15% 15% 25% 45% 45% 45% 45% 30% 30% n.a n.a n.a n.a 25% n.a 10% 10% 15% 20% 10% Compensation Aligned: Short-Term Incentive Plan MEASURE REVENUE EBIT(A) FCF(B) CAPEX SAFETY PRICE 82

Compensation Aligned: Long-Term Incentive Plan Senior Leadership Group MEASURES: Operating Cash Flow Return on Invested Capital 83

Our Free Cash Flow(B) Potential Free Cash Flow(B) % of Revenue Factors influencing Free Cash Flow(B): 10-11%2 12-15% Taxes Interest Timing of growth capital 1 2014 2019 (B) Please refer to the definition and explanation of (B) on slide 97. 1. Guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors, included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014. This press release is available at www.sec.gov and www.sedar.com. 84 2. Free cash flow (B) excluding internal infrastructure investment.

Achieving our Potential ROIC 2 <6% 2014 1 8-10% 2019 Our plans will help improve Return on Invested Capital2 to goal of 8-10% 1. Guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors, included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014. This press release is available at www.sec.gov and www.sedar.com. 85 2. Net Operating Profit After Tax / long-term debt + equity – cash.

ROIC and Total Shareholder Return (TSR) Despite a lower ROIC1 than most peers, Progressive Waste Solutions has the highest shareholder returns from 2009-2013, driven primarily by strong revenue growth relative to its peer group ROIC1 – BIN and key peers (%) 2009-2013 Change Total Shareholder Return – BIN and key peers, 2009-2013 BIN WM RCG WCN BIN WM RSG WCN 10% 8% 6% 4% -0.2% -0.6% -0.8% +0.3% 25.0% 20.0% 15.0% 10.0% 5.0% 23.1% 9.8% 9.1% 16.4% 2% 2009 2010 2011 2012 2013 0.0% 2009  2013 1. Net Operating Profit After Tax / long-term debt + equity – cash. 86 Source: Progressive Waste Solutions, Waste Management, Republic Services, Waste Connections Q4 2013 releases; Company Analysis

Achieving Our Potential Valuing opportunities within a highly disciplined returns-based framework 87

Creating Shareholder Value Active share repurchase plan A healthy dividend of CAD $0.60 annually 88

Achieving our Potential Operating as one company Strong Finance structure Aligned with the interests of shareholders 89

Q&A 90

Joe Quarin, President and CEO Summary

Achieving our Potential We have the right strategy We have the right team in place We have the right focus 92

We are in the returns business Prioritizing capital returns Focusing on opportunity Optimizing our footprint Thinking of every dollar we generate and spend 93

We are in the returns business In the next five years, targeting: Higher EBITDA(A) margins Higher asset efficiency and lower CAPEX as a percentage of revenue Higher free cash flow(B) as a percentage of revenue (A) Please refer to the definition and explanation of (A) on slide 94. 94 (B) Please refer to the definition and explanation of (B) on slide 97.

“ Our priority is to allocate capital to earn the best returns and create more value for our shareholders ” 95

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non- cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments acributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, existing certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. 96

Non-GAAP Disclosure (A) Continued - Re-measurement gain on previously held equity investment – as a non-cash item, a re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by macers which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures are important for investors and are used by management in the management of its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus acention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization acributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non- operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors. 97

Three months ended March 31 2014 2013 Operating income $ 41,267 $ 59,174 Transaction and related recoveries- SG&A (1,083) (565) Fair value movements in stock options- SG&A<"> 2,054 (505) Restricted share expense - SG&A<"> 384 265 Adjusted operating income or adjusted operating EBIT 42,622 58,369 Net loss (gain) on sale of capital and landfill assets 3,033 (617) Amortization 67,207 71,299 Adjusted EBITDA 112,862 129,051 Amortization of capitaland landfill assets (53,309) (55,939) Adjusted EBITA $ 59,553 $ 73,112 Net income $ 25,919 $ 29,341 Transaction and related recoveries - SG&A (1,083) (565) Fair value movements in stock options- SG&A<"> 2,054 (505) Restricted share expense - SG&A<"> 384 265 Net loss (gain) on financial instruments 3,335 (2,265) Re-measurement gain on previously held equity investment (5,156) - Net income tax (recovery) expense (701) 826 Adjusted net income $ 24,752 $ 27,097 Note: !*lAmounts exclude LTIP compensation. 98

Non-GAAP Disclosure (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. 99

Investor & Analyst Day May 2014